Exhibit 99.2

GERDAU S.A.
Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19
Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) (“Company”) informs that its Board of Directors, in a meeting held on May 4, 2022, in compliance with its Bylaws and with Resolution 77, issued by the Securities and Exchange Commission of Brazil (CVM) on March 29, 2022, approved the program to buy back shares issued by the Company (“Buyback Program”).

The Buyback Program envisages: (i) maximizing value creation for shareholders over the long term through efficient management of its capital structure and meeting the needs of the long-term incentive programs of the Company and its subsidiaries and; (ii) holding the shares in treasury; (iii) canceling the shares; or (iv) subsequently selling the shares in the market.

Number of shares to be acquired: up to 55,000,000 preferred shares, representing approximately 5% of the preferred shares (GGBR4) and/or ADRs backed by preferred shares (GGB) composing the free-float.

Acquisition period: starting on May 6, 2022, with maximum duration of eighteen (18) months.

Further information on the Buyback Program, as required by Annex G of CVM Resolution 80, of March 29, 2022, can be found attached to the minutes of the Board of Directors Meeting, which is available on the websites of the Company’s Investor Relations Department (https://ri.gerdau.com/), of the CVM (https://www.gov.br/cvm/pt-br) and of B3 (https://www.b3.com.br/pt_br/).

São Paulo, May 5, 2022

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Office

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